02031474

AVATAR

Holding Inc

Annual Report 2001

RECD S.E.C.
MAY 1 2002

ARLS
P.E.
12/31/01



PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

Contents

Homebuilding Highlights

	2001	2000	1999
CLOSINGS			
Number of Units	764	568	521
Aggregate Dollar Volume	$ 117,213,000	$ 115,527,000	$ 107,223,000
Average Price Per Unit	$ 153,420	$ 203,393	$ 205,802
CONTRACTS SIGNED			
Number of Units	909	622	463
Aggregate Dollar Volume	$ 153,442,000	$ 96,706,000	$ 112,833,000
Average Price Per Unit	$ 168,803	$ 155,476	$ 243,700
BACKLOG			
Number of Units	538	393	339
Aggregate Dollar Value	$ 107,729,000	$ 71,500,000	$ 90,321,000
Average Price Per Unit	$ 200,240	$ 181,934	$ 266,434

Review of Operations

Financial Highlights

	2001	2000
Revenues	$ 162,961,000	$ 164,199,000
Income before income taxes	$ 4,962,000	$ 8,775,000
Net Income	$ 3,010,000	$ 9,314,000
Net income per share	$ 0.36	$ 1.11
Total assets	$ 370,800,000	$ 369,192,000
Stockholders' equity	$ 211,078,000	$ 202,987,000

To Our Stockholders

FOR THE YEAR ENDED DECEMBER 31, 2001, WE REALIZED INCOME BEFORE INCOME taxes of $4,962,000 on revenues of $162,961,000, compared to $8,775,000 on revenues of $164,199,000 for 2000. Net income for 2001 was $3,010,000 ($0.36 per share), compared to $9,314,000 ($1.11 per share) for 2000. Results for 2000 include non-recurring gains of $4,716,000 related to former water and wastewater utilities operations which were sold in 1999. During 2001, we sold the remaining parcel of the Woodland Hills, California property for $7.7 million, realizing a pre-tax gain of $5.3 million, and sold our investment portfolio, realizing a 79.5% return over an 18-month period.

Throughout 2001, while devoting resources to developing potential new opportunities, we also devoted considerable efforts to maximizing the results of Avatar's existing community developments at Poinciana, Solivita and Harbor Islands, Florida.

Profitability in our primary homebuilding operations in Poinciana has increased from $327,000 for 1997 to $5,243,000 for 2000 and $7,209,000 for 2001. According to the 2001 annual survey of the Top 20 Best Selling Master Planned Communities, the community of Poinciana ranked fourth in sales in the nation. Avatar sold 789 of the 1,622 new homes sold at Poinciana during 2001.



Gerald D. Kelfer

During 2001, our first full year of operations at Solivita, we sold 278 units totaling $46,497,000 and closed on 244 units totalling $37,670,000. Sales at Solivita for 2001 were lower than anticipated, which we believe to have been due in part to the events of September 11, the lower interest rate environment and general economic conditions. During 2001, sales averaged 26

Leon Levy



units per month from January through August, declining to 18 per month from September through December. Recent sales have increased substantially and totalled 125 for the quarter ended March 31, 2002.

The first phase of Solivita, consisting of 401 units, has been substantially sold. The second phase consists of 695 single-family detached homes. Platting, permitting and engineering are also underway for 92 estate lots. We have expanded our product offering to include homes ranging from $90,000 to more than $300,000 with enhanced architectural treatments and luxury features.

At Harbor Islands, closings on previously developed parcels were completed during the second quarter of 2001 and aggregated 335 units totalling $170,772,000 since the community opened in 1996. We began sales at our new parcels under development, Admiral's Cove and Grand Harbor Estates, in November 2000. As of March 31, 2002, our backlog of 62 units totals $53,012,000. Three units totalling $2,060,000 closed in March 2002. We anticipate all units at Harbor Islands will be closed by year-end 2004. Although we are not currently developing other communities in a comparable price range, we are considering other potential opportunities.

At Rio Rico, Arizona, homebuilding operations generated sales of $10,842,000 during 2001, a 45% increase over the prior year.

We have obtained preliminary development approvals for Bellalago, the 1,307 acres adjacent to Poinciana which we acquired in December 1999 and January 2001. Bellalago has over 6,200 feet of shoreline. Our plans for this community include a marina village, waterfront homes and community recreational facilities, as well as a series of internal lakes with boatlift access to Lake Tohopekaliga. We anticipate development of more than 2,000 single- and multi-family homes and 30 acres of commercial facilities, as well as a charter school along Pleasant Hill Road to be built by the School District on land donated by us.

We now have under development or are in the planning process for the substantial portion of Avatar's historical landholdings that we believe can be profitably developed at this time or in the near future. We have identified and have sold or are in the process of selling various landholdings and other assets we believe do not represent significant long-term opportunities for Avatar. We are actively pursuing other long-term investment and business opportunities. Future opportunities may be in those real estate businesses in which we are presently engaged — such as active adult and primary residential community development — or may extend to other real estate activities or unrelated businesses.

We will make every effort to maximize future opportunities for the long-term benefit of our stockholders.

Leon Levy
Chairman of the Board

Gerald D. Kelfer, President,
Chief Executive Officer and
Chairman of the Executive Committee








(left to right - top to bottom)

JONATHAN FELS
President, Avatar Properties Inc.

MICHAEL LEVY
Executive Vice President and
Chief Operating Officer, Avatar Properties Inc.

DENNIS J. GETMAN
Executive Vice President and General Counsel

CHARLES L. McNAIRY
Executive Vice President, Treasurer and
Chief Financial Officer

JUANITA I. KERRIGAN
Vice President and Secretary

MICHAEL P. RAMA
Controller

Avatar Holdings Inc.

AVATAR PROPERTIES INC. – CORPORATE

DORRETTE BURNETT
Vice President – Human Resources

JOHN JORDAN
Vice President – Business
Information Systems

MICHAEL RICH
Vice President – Sales and Marketing

HENRY YUNES
Vice President –
Commercial Operations

POINCIANA / SOLIVITA

WILLIAM COWART
Division President – Central Florida
Operations, Avatar Properties Inc.

RICHARD VANDERMEER
Division President –
Active Adult Communities
Avatar Properties Inc.

HAROLD COHEN
Vice President – Administration
Avatar Retirement Communities, Inc.

JOHN CORNERS
Vice President, Solivita at
Poinciana Golf Club, Inc.

ANTHONY S. IORIO
Vice President – Land Development
Avatar Properties Inc.

JEFFREY MITCHEM
Division Controller

JEFFREY A. PASHLEY
Vice President – Public Relations
Avatar Properties Inc.

RIO RICO

GUY TOBIN
Division President – Arizona Operations
Avatar Properties Inc.

RICHARD BOYER
Division Controller

JOHN O'HARA
Manager – Rio Rico Resort

HARBOR ISLANDS

STEVEN KNOTT
Director of Operations –
Avatar Development Corporation

ALAN SREBNICK
Sales Manager
Harbor Islands Realty, Inc.

Avalan







WE NOW HAVE UNDER DEVELOPMENT OR ARE IN THE PLANNING process for the substantial portion of Avatar's historical landholdings that we believe can be profitably developed at this time or in the near future. We have identified and have sold or are in the process of selling various landholdings and other assets we believe do not represent significant long-term opportunities for Avatar. We are actively pursuing other long-term investment and business opportunities. Future opportunities may be in those real estate businesses in which we are presently engaged — such as active adult and primary residential community development — or may extend to other real estate activities or unrelated businesses.

We will make every effort to maximize future opportunities for the long-term benefit of our stockholders.

Maximizing...



Total Revenues

($ millions)
190.69
164.20
152.96
113.48
96.02
97
98
99
00
01


Architect's rendering: Cubaci & Peterson

BELLALAGO – Proposed recreational amenity at Avatar's planned 1,307-acre water-oriented lifestyle development



Our Opportunity...

Stockholders' Equity

($ millions)


135.04
112.26
193.58
202.99
211.08
97
98
99
00
01



HARBOR ISLANDS – Continuing development of Avatar's 195-acre Intracoastal Waterway community



Our Assets...

Homebuilding Operations Revenues
($ millions)



57.91
71.49
107.22
115.53
117.21
97
98
99
00
01



SOLIVITA – Riviera Spa & Fitness Center at Avatar's Central Florida active adult community



Our Business.

Homebuilding Operations
No. of Units Closed



764
568
521
483
436
97
98
99
00
01

Community Development

Active Adult Community Development

At Solivita, Avatar's award-winning active adult community, 278 units were sold during 2001. Closings on 244 units brought to more than 600 the number of residents in the community by year-end 2001.

This community was the recipient of several prestigious awards during 2001, including *Builder Magazine*'s Builder's Choice Grand Award for the nation's best active adult community; "Best Community in the Southeast", "Best Retirement Community in the Southeast" and "Best Recreational Facility" from the Florida Association of Home Builders; and the ENVY Award for Environmental Beauty and Planning from The Florida Association of Realtors. Solivita was also named a Top 100 Master Planned Community by *Where to Retire* magazine.

Within the community's village center there are more than 100,000 square feet of recreational facilities, including a 32,000-square-foot spa and fitness center with indoor and outdoor pools and walking/running track, an 8,000-square-foot golf clubhouse, a championship 18-hole Ron Garl-designed golf course, putting green and a driving range. Community amenities also include a specialty bank, a finance gallery with stock ticker board and computers, a billiards room, and various arts and crafts and meeting and recreational facilities. Recreational facilities also include a 450-seat, 14,000-square-foot party, ballroom and theater facility.

The community's active park provides a variety of sporting and games facilities, including an official softball field, a basketball court, five Har-Tru tennis courts, one of which is a stadium court, and pickle ball and boccie courts. Two community pools with cabanas have been completed for residents in Phase I, and planning has begun for three similar community pools in Phase II.



Within the community, more than 1,200 acres (over one-third of the community's property) of environmentally-sensitive pristine wetlands have been permanently dedicated for conservation and preservation. The natural beauty of the land has been enhanced with more than 250 acres of man-made lakes, waterways, parks and verdant landscaping. An extensive network of walking and biking trails run adjacent to the beautiful and abundant natural and man-made views within the community.

Nearly half of the community's homesites are nestled among the community's natural features and golf course and enhanced by premium views and locations. Solivita is being developed in phases, the first of which, encompassing 401 single-family and duplex homes, has been substantially sold. The second phase is designed for 695 single-family detached homes. Platting, permitting and engineering are underway for an additional phase of 92 estate lots. Commencement of infrastructure construction for the estate lots is anticipated by August 2002, and housing construction by late-Fall 2002.

Custom and Semi-Custom Development

Located along Florida's Intracoastal Waterway, the award-winning community of Harbor Islands is designed to consist of distinctive, separate neighborhoods on three connected islands. Each neighborhood contains an individual housing style — from single-family townhomes to estate homes.

Community amenities at this 195-acre property include a clubhouse with fitness center, pool, Jacuzzi, lighted tennis courts and a 196-slip marina and yacht club.

Since 1998, Harbor Islands has been the recipient of numerous industry awards. The Builders Association of South Florida has acknowledged Harbor Islands through its "FAME" and "Florida's Best" competitions in 25 separate categories including architecture, land planning, product design, interior merchandising, sales and marketing promotions.

Development and sale of the earlier phases of Harbor Islands were completed by June 2001. The 21 closings in 2001 contributed revenues of $18,149,000.

Development of the remaining parcels is underway: Admiral's Cove, designed to encompass 29 single-family detached homes and 48 single-family townhomes; and Grand Harbor Estates, designed to encompass 39 single-family detached homes, of which 18 are located along the Intracoastal Waterway. By year-end 2000, contracts were signed for 11 homes for a purchase price of $8,165,000. During 2001, contracts were signed for an additional 37 homes for a purchase price of $30,470,000. Closings commenced in March 2002. As of December 31, 2001, the sales backlog at Harbor Islands represented $28,181,000 for single-family homes and $10,454,000 for townhomes.





Primary Residential Community Development

Poinciana, Florida

Avatar closed on 511 sales of single-family homes during 2001, at an average price of $123,500, in its Central Florida community of Poinciana. Primary residential housing programs include the communities of Crescent Lakes, Cypress Woods and the Estates of Deerwood, as well as scattered lot programs on the more than 2,500 scattered homesites owned by Avatar and on individually-owned homesites. Recreational facilities owned by Avatar include an 18-hole Devlin Von Hagge-designed championship golf course. The golf course facilities, which were managed by a third-party operator under a lease which expired in March 2002, have been closed. Avatar is finalizing plans to renovate the golf course and surrounding property, which may include the redesign and re-configuration of several holes to adjoin with Solivita, Avatar's active adult community. Avatar also owns and operates a cable television subsidiary at Poinciana.

Rio Rico, Arizona

Housing operations at Avatar's southern Arizona community of Rio Rico include The Villages of Rio Rico, Bella Vista, Desert Dawn Townhomes and construction of homes under scattered lot programs on the homesites owned by Avatar and on individually-owned homesites. In 2001, housing programs resulted in 64 closings, generating revenues of $7,819,000. Avatar also owns and operates a 180-room hotel complex and an 18-hole Robert Trent Jones, Sr.-designed championship golf course, as well as other large tracts for potential future development.



Bellalago

Preliminary development approvals have been obtained for the 1,307-acre parcels adjacent to Poinciana, which were acquired in December 1999 and January 2001. Bellalago is bounded on the east by more than one mile of shoreline along Lake Tohopekaliga, one of the largest lakes in Florida. The land plan for Bellalago provides for a series of internal lakes with boatlift access to Lake Tohopekaliga and a marina village, encompassing waterfront homes and community recreational facilities. Development of the first phase of residential property, consisting of 293 single-family homes, is anticipated to commence by the 3rd quarter of 2002. The community is planned to include more than 2,000 homes, the majority of which will be single-family homes, many of which will be constructed on waterfront lots or along the property's natural park areas which will be enhanced through conservation and preservation measures. Frontage along Pleasant Hill Road provides for commercial opportunities and a charter school.

Other Properties and Operations

Poinciana, Florida

Avatar owns and operates a 48,300-square-foot shopping center and the Poinciana Office and Industrial Park which continues to benefit from steady economic growth in Central Florida.

Rio Rico, Arizona

Rio Rico's South Industrial Park houses a variety of enterprises and its 36,800-square-foot shopping center was fully occupied on December 31, 2001. Avatar's remaining utilities operations are limited to the water and wastewater facilities in Rio Rico.

Banyan Bay, Florida

Avatar has begun to explore opportunities for the development of this 250-acre property, which is located along the St. Lucie River in Martin County.

Ocala Springs, Florida

Located five miles northeast of Ocala in Marion County, this parcel is comprised of approximately 4,600 acres, of which 4,200 acres could accommodate an active adult community of over 10,000 units. The remaining acres could be available for a golf course, recreational facilities and commercial and industrial facilities.

Cape Coral, Florida

Following the June 1999 sale of substantially all of its real estate assets at the west coast Florida city of Cape Coral, Avatar retained approximately 740 acres of property, including a 670-acre parcel which is currently under contract for sale at a price approximating $9 million.

Golden Gate, Florida

Avatar has sold most of its landholdings in the communities of Golden Gate City, Golden Gate Estates and Golden Gate Acres. Remaining inventory consists of approximately 300 acres located throughout the area.

AVATAR 2001
Financial Review

(Dollars in thousands)	December 31 2001	2000
Assets		
Cash and cash equivalents	$111,773	$ 49,161
Restricted cash	1,010	869
Investment in marketable securities	–	69,966
Contracts and mortgage notes receivable, net	3,554	5,061
Other receivables, net	4,071	6,374
Land and other inventories	175,058	171,906
Property, plant and equipment, net	50,833	51,764
Other assets	20,773	12,679
Deferred income taxes	3,728	1,412
Total assets	$370,800	$369,192
Liabilities and Stockholders' Equity		
Liabilities		
Notes, mortgage notes and other debt:		
Corporate	$107,731	$112,367
Real estate	1,300	2,493
Estimated development liability for sold land	18,375	18,320
Accounts payable	3,589	2,414
Accrued and other liabilities	28,727	30,611
Total liabilities	159,722	166,205
Commitments and Contingencies		
Stockholders' Equity		
Common Stock, par value $1 per share Authorized: 50,000,000 Issued: 9,359,522 shares at December 31, 2001 9,170,102 shares at December 31, 2000	9,360	9,170
Additional paid-in capital	162,128	157,237
Retained earnings	52,139	49,129
	223,627	215,536
Treasury stock, at cost, 764,164 shares	(12,549)	(12,549)
Total stockholders' equity	211,078	202,987
Total liabilities and stockholders' equity	$370,800	$369,192

See notes to consolidated financial statements.

Consolidated Statements of Operations

(Dollars in thousands, except per share amounts)	For the year ended December 31 2001	2000	1999
Revenues			
Real estate sales	$144,927	$136,863	$175,382
Deferred gross profit on homesite sales	1,525	1,998	3,320
Interest income	6,010	7,285	8,155
Trading account profit, net	6,829	6,636	1,948
Other	3,670	11,417	1,885
Total revenues	162,961	164,199	190,690
Expenses			
Real estate expenses	141,465	134,436	170,344
General and administrative expenses	10,456	11,027	11,900
Interest expense	4,378	6,429	8,744
Other	1,700	3,532	1,295
Total expenses	157,999	155,424	192,283
Income (loss) from continuing operations before income taxes	4,962	8,775	(1,593)
Income tax expense (benefit)	1,952	(539)	(563)
Income (loss) from continuing operations after income taxes	3,010	9,314	(1,030)
Discontinued operations:			
Income from discontinued operations, less income tax expense of $659 for 1999	–	–	634
Gain on sale of discontinued operations, less income tax expense of $13,309 for 1999	–	–	89,879
Estimated loss on disposal, less income tax benefit of $817 for 1999	–	–	(1,333)
Net income	$ 3,010	$ 9,314	$ 88,150
Basic and diluted EPS:			
Income (loss) from continuing operations after income taxes	$ 0.36	$ 1.11	$ (0.11)
Income from discontinued operations	–	–	0.07
Gain from the sale of discontinued operations	–	–	9.83
Estimated loss on disposal	–	–	(0.15)
Net income	$ 0.36	$ 1.11	$ 9.64

See notes to consolidated financial statements.

(Dollars in thousands)	For the year ended December 31 2001	2000	1999
Operating Activities			
Net income	$ 3,010	$ 9,314	$ 88,150
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation and amortization	5,549	3,753	3,313
Gain on sale of Florida Utilities	–	–	(89,879)
Estimated loss on disposal of discontinued operations	–	–	1,333
Deferred gross profit	(1,525)	(1,998)	(3,320)
Deferred income taxes	(1,871)	2,721	(4,133)
Trading account profit	(6,829)	(6,636)	(1,948)
Changes in operating assets and liabilities:			
Restricted cash	(141)	2,683	1,680
Principal payments on contracts receivable	3,610	5,059	8,588
Receivables	(578)	(437)	784
Other receivables	2,303	(3,046)	665
Inventories	(5,427)	(14,718)	27,134
Other assets	(9,575)	781	(91)
Accounts payable and accrued and other liabilities	(709)	(26,460)	(6,029)
Assets/liabilities of discontinued operations	–	–	3,049
Net cash (used in) provided by operating activities	(12,183)	(28,984)	29,296
Investing Activities			
Investment in property, plant and equipment	(818)	(12,723)	(18,775)
Net proceeds from sale of Florida Utilities assets	–	–	165,072
Net proceeds from sale of timeshare subsidiaries	–	–	3,497
Proceeds from sales of (investment in) marketable securities	76,806	(47,783)	(13,599)
Net cash (used in) provided by investing activities	75,988	(60,506)	136,195
Financing Activities			
Proceeds from revolving lines of credit and long-term borrowings, net of fees	–	–	109
Principal payments on revolving lines of credit and long-term borrowings	(1,193)	(4,608)	(39,680)
Repurchase of 7% Convertible Subordinated Notes	–	–	(2,633)
Purchase of treasury stock	–	–	(12,549)
Net cash (used in) financing activities	(1,193)	(4,608)	(54,753)
Increase (decrease) in cash	62,612	(94,098)	110,738
Cash and cash equivalents at beginning of year	49,161	143,259	32,521
Cash and cash equivalents at end of year	$111,773	$ 49,161	$143,259

Consolidated Statements of Cash Flows – continued

(Dollars in thousands)	2001	2000	1999
	For the year ended December 31		
Supplemental Disclosures of Non-Cash Activities			
Land and other inventories	$ –	$ –	$ 4,118
Deferred taxes	$ (445)	$ (96)	$(5,719)
Notes, mortgage notes and other debt:			
Corporate	$(4,636)	$ –	$ –
Real estate	$ –	$ –	$(4,118)
Common stock	$ 190	$ –	$ –
Additional paid-in capital	$ 4,891	$ 96	$ 5,719
Supplemental Disclosures of Cash Flow Information			
Cash paid during the period for:			
Interest – Continuing operations (net of amount capitalized of $4,244, $2,452 and $1,257 in 2001, 2000 and 1999, respectively)	$ 3,827	$ 5,746	$ 7,604
Interest – Discontinued operations (net of amount capitalized of $0, $0 and $33 in 2001, 2000 and 1999, respectively)	$ –	$ –	$ 2,547
Income tax payment (refund)	$ 1,385	$(3,000)	$13,000

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(Dollars in thousands)	Common Stock	Additional Paid-in Capital	(Deficit) Retained Earnings	Treasury Stock
Balance at January 1, 1999	$9,170	$151,422	$(48,335)	$ –
Credit for income tax effect of utilizing pre-reorganization deferred income tax assets	–	5,719	–	–
Purchase of treasury stock	–	–	–	(12,549)
Net income	–	–	88,150	–
Balance at December 31, 1999	9,170	157,141	39,815	(12,549)
Credit for income tax effect of utilizing pre-reorganization deferred income tax assets	–	96	–	–
Net income	–	–	9,314	–
Balance at December 31, 2000	9,170	157,237	49,129	(12,549)
Credit for income tax effect of utilizing pre-reorganization deferred income tax assets	–	445	–	–
Exchange of Notes	190	4,446	–	–
Net income	–	–	3,010	–
Balance at December 31, 2001	$9,360	$162,128	$ 52,139	$(12,549)

There are 10,000,000 authorized shares of preferred stock, none of which are issued.

See notes to consolidated financial statements.

December 31, 2001
(Dollars in thousands except per share data)

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:
The consolidated financial statements include Avatar Holdings Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

General:
Avatar is primarily engaged in real estate operations in Florida and Arizona. The principal real estate operations are conducted at Poinciana in central Florida near Orlando, Harbor Islands on Florida's east coast and Rio Rico, south of Tucson, Arizona. Avatar owns and develops land, primarily in various locations in Florida and Arizona. Avatar's current real estate operations include the following segments: the development, sale and management of an active adult community; the development and sale of residential communities (including construction of upscale custom and semi-custom homes, mid-priced single- and multi-family homes); the development, leasing and management of improved commercial and industrial properties; operations of amenities and resorts; cable television operations; title insurance; and property management services. Avatar also operates water and wastewater utilities in Arizona.

Cash and Cash Equivalents and Restricted Cash:
Avatar considers all highly liquid investments purchased with maturity of three months or less to be cash equivalents. Due to the short maturity period of the cash equivalents, the carrying amount of these instruments approximates their fair values. Restricted cash includes deposits of $1,010 and $869 as of December 31, 2001 and 2000, respectively. These balances are comprised primarily of housing deposits from customers that will become available when the housing contracts close.

Land Inventories:
Land inventories are stated at the lower of cost or fair value. Cost includes expenditures for acquisition, construction, development and carrying charges. Interest costs incurred during the period of land and construction development, when applicable, are capitalized as part of the cost of such projects. Land acquisition, construction and development costs are assigned to individual components of projects based on specific identification or other allocation methods based on generally accepted accounting principles. Inventories to be disposed of are carried at the lower of cost or fair value less cost to sell.

Impairment of Long-Lived Assets:
Avatar evaluates the impairment of its long-lived assets pursuant to Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Avatar periodically reviews the carrying value of its long-lived assets and, if such reviews indicate a lack of recovery of the net book value, adjusts the assets accordingly. No impairment existed at December 31, 2001 or 2000.

Revenues:
Sales of housing units are recognized when the sales are closed and title passes to the purchasers. Revenues from commercial land and bulk land sales are recognized in full at closing, provided the purchaser's initial investment is adequate, all financing is considered collectible and Avatar is not obligated to perform significant future activities.

Property, Plant and Equipment:
Property, plant and equipment are stated at cost and depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. Maintenance and operating expenses of equipment utilized in the development of land are capitalized as land inventory cost.

Goodwill:
In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under SFAS No. 141 and 142, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives.

Avatar will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. During the first quarter of 2002, Avatar performed the required impairment tests of goodwill as of January 1, 2002 and determined no impairment existed.

At December 31, 2001 and 2000, unamortized goodwill was $2,263 and $3,234, respectively. During 2001 (prior to SFAS No. 142), in the event that facts and circumstances indicated that the carrying value of goodwill might be impaired, an evaluation of recoverability was performed. If an evaluation was required, the estimated future undiscounted cash flows associated with the goodwill would be compared to the carrying amount to determine if a write-down to fair value based on discounted cash flows was required. No impairment existed at December 31, 2001 or 2000. Goodwill is included in other assets in the accompanying consolidated balance sheets.

Income Taxes:
Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the liability method is used in accounting for income taxes where deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse.

Stock-Based Compensation:
Under SFAS No. 123, "Accounting for Stock-Based Compensation," companies are allowed to measure compensation cost in connection with employee stock compensation plans using a fair-value-based method or to use an intrinsic-value-based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). Avatar has elected to follow APB No. 25 and related interpretations in accounting for its employee stock options and has provided the appropriate disclosure in Note N to comply with SFAS No. 123.

Postretirement Benefits:
Avatar accrues postretirement benefits (such as health-care benefits) during the years an employee provides services. These benefits for retirees were provided only to employees of the utilities subsidiaries. See Note K discussing the termination of these benefits.

Advertising Costs:
Advertising costs are expensed as incurred. For the years ended December 31, 2001, 2000 and 1999, advertising costs totaled $3,869, $4,500 and $1,950, respectively, and are included in real estate expenses of the accompanying consolidated statements of operation.

Repurchase and Exchange of Common Stock and Notes:
On January 27, 2000, Avatar's Board of Directors authorized the expenditure of up to $20,000 to purchase, from time to time, shares of its common stock and/or its 7% Convertible Subordinated Notes (the "Notes") in the open market, through privately negotiated transactions or otherwise, depending on market and business conditions and other factors. As of December 31, 2001, none of these authorized expenditures had been made.

During the third and fourth quarters of 2001, Avatar exchanged 189,420 shares of its common stock for Notes with a face value of $4,636. Avatar realized a net gain of $7 on these transactions. These transactions were not induced exchanges.

Earnings Per Share:

Earnings per share is computed based on the weighted average number of shares outstanding of 8,465,348 for 2001, 8,405,938 for 2000 and 9,144,931 for 1999. Basic earnings per share is computed by dividing earnings attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of Avatar. The computation of earnings per share for 2001, 2000 and 1999 did not assume the conversion of the Notes and employee stock options, as the effect of both is antidilutive. There is no difference between basic and diluted earnings per share for 2001, 2000 and 1999.

Use of Estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those reported.

Reclassifications:

Certain 2000 and 1999 financial statement items have been reclassified to conform to the 2001 presentations.

NOTE B REAL ESTATE SALES

The components of real estate sales are as follows:

	For the year ended December 31		
	2001	2000	1999
Primary residential communities	$80,045	$105,682	$108,386
Active adult communities	39,382	10,945	–
Resort revenues	6,382	7,502	10,725
Proceeds from sale of Cape Coral assets	–	–	44,859
Rental, leasing, cable and other real estate operations	6,645	5,362	5,757
Commercial/industrial and other land sales	12,473	7,372	5,655
Total real estate sales	$144,927	$136,863	$175,382

NOTE C INVESTMENTS IN MARKETABLE SECURITIES

Investments in marketable securities are accounted for in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity." During 2001, Avatar's portfolio consisted of held-to-maturity securities and trading securities. Held-to-maturity securities include debt securities with the intent and ability to hold to maturity and are measured at amortized cost. During 2000, Avatar invested in U.S. Government issues, which matured in 2001. The amortized cost balance at December 31, 2001 and 2000 was $0 and $41,968, respectively. The decrease in the held-to-maturity securities is due to the maturity of the U.S. Government issues. Trading securities include debt and marketable equity securities held for resale in anticipation of earning profits from short-term movements in market prices. Trading account securities are measured at fair market value and both realized and unrealized gains and losses are included in net trading account profit in the accompanying consolidated statements of operations. Fair values for actively traded debt securities and equity securities are based on quoted market prices on national markets.

During the second quarter of 2001, Avatar sold substantially all of its trading securities investment portfolio for $34,806. The aggregate purchase price of the trading securities sold was $19,393 producing a total pre-tax realized gain of $15,413, which includes a pre-tax realized gain of $6,829 for the year ended December 31, 2001.

NOTE D CONTRACTS AND MORTGAGE NOTES RECEIVABLE

Contracts and mortgage notes receivable are summarized as follows:

	December 31	
	2001	2000
Contracts and mortgage notes receivable	$7,087	$10,369
Less:		
Deferred gross profit	3,002	4,657
Other reserves	531	651
	3,533	5,308
	$3,554	$ 5,061

Contracts and mortgage notes receivable were generated through the sale of homesites at various sales offices located throughout the northeast, midwest and west coast of the United States. A significant portion of the contracts and mortgage notes receivable at December 31, 2001 resulted from sales made to customers in the northeast.

Contracts receivable are collectible primarily over a ten-year period and bear interest at rates primarily ranging from 7.5% to 12% per annum (weighted average rate 9.9%). Avatar generally requires that customers pledge the homesites as collateral for contracts and mortgages receivable and such collateral can be repossessed in the event of default. A contract receivable is considered delinquent if the scheduled installment payment remains unpaid 30 days after its due date. Delinquent principal amounts of contracts and mortgage notes receivable at December 31, 2001 and 2000 were $1,049 or 14.8% and $1,432 or 13.84%, respectively. Estimated maturities for the five years subsequent to 2001 are: 2002 – $2,417; 2003 – $1,809; 2004 – $1,318; 2005 – $755; and 2006 – $253.

NOTE E LAND AND OTHER INVENTORIES

Inventories consist of the following:

	December 31	
	2001	2000
Land developed and in process of development	$ 71,185	$ 79,908
Land held for future development or sale	20,017	25,524
Dwelling units completed or under construction and community development in process	83,296	65,988
Other	560	486
	$175,058	$171,906

NOTE F ESTIMATED DEVELOPMENT LIABILITY FOR SOLD LAND

The estimated cost to complete consists of required land and utilities improvements in all areas designated for homesite sales and are summarized as follows:

	December 31	
	2001	2000
Gross unexpended costs (net of recoveries of $3,363 in 2001 and $3,669 in 2000)	$19,510	$19,516
Less costs relating to unsold homesites	1,135	1,196
Estimated development liability for sold land	$18,375	$18,320

These estimates are based on annual engineering studies of quantities of work to be performed based on current estimated costs. These estimates are evaluated and adjusted accordingly.

As a result of the Florida Utilities sale on April 15, 1999, Avatar became obligated to expend approximately $8,500 to complete water and wastewater utilities related to sold but unpiped homesites at the Poinciana subdivision. At the time these homesites were sold Avatar recorded amounts due from purchasers for the cost of utility improvements and classified these amounts as deferred customer betterment fees.

Based on the current rate of community development, the homesite improvement costs totaling $18,375 are estimated to be incurred ratably over the next 25 to 30 years.

NOTE G PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment and accumulated depreciation consist of the following:

	December 31	
	2001	2000
Land and improvements	$21,673	$20,110
Buildings and improvements	45,629	44,770
Machinery, equipment and fixtures	12,506	11,279
Construction in progress	–	1,054
	79,808	77,213
Less accumulated depreciation	28,975	25,449
	$50,833	$51,764

Depreciation charged to operations during 2001, 2000 and 1999 was $3,384, $2,343, and $1,863, respectively.

NOTE H OTHER ASSETS

Other assets are summarized as follows:

	December 31	
	2001	2000
Prepaid expenses	$ 6,218	$ 1,411
Goodwill	2,263	3,234
Deposits	8,020	320
Other	4,272	7,714
	$20,773	$12,679

NOTE I NOTES, MORTGAGE NOTES AND OTHER DEBT

Notes, mortgage notes and other debt are summarized as follows:

	December 31	
	2001	2000
Corporate:		
7% Convertible Subordinated Notes	$107,731	$112,367
Real estate:		
8% Note payable, due 2001	$ –	$ 588
Note payable, non-interest bearing, due 2001-2002	1,300	1,905
	$ 1,300	$ 2,493

On February 2, 1998, Avatar issued $115,000 principal amount of 7% Convertible Subordinated Notes due 2005 (the "Notes"). The Notes are convertible into common stock of Avatar at the option of the holder at any time at or before maturity, unless previously redeemed, at a conversion price of $31.80 per share. The Notes are subordinated to all present and future senior indebtedness of Avatar and are effectively subordinated to all indebtedness and other liabilities of subsidiaries of Avatar. The net proceeds of $111,550 after deducting expenses were in part used to repay $33,000 aggregate principal amount outstanding of 8% Senior Debentures due 2000 and 9% Senior Debentures due 2000. During 2001, Avatar exchanged $4,636 principal amount of the Notes by issuing 189,420 shares of common stock in non-induced exchanges.

Interest capitalized during 2001, 2000 and 1999 amounted to $4,244, $2,452 and $1,257, respectively.

Maturities of notes, mortgage notes and other debt at December 31, 2001, are as follows:

	Corporate	Real Estate	Total
2002	$ –	$1,300	$ 1,300
2003	–	–	–
2004	–	–	–
2005	107,731	–	107,731
	$107,731	$1,300	$109,031

Included in notes, mortgage notes and other debt is a related party note, payable to Brookman-Fels in installments commencing February 1, 1998 and ending November 1, 2002. Under the agreement, as amended in 2001, the payment including interest, of $800 due November 1, 2001, was deferred and paid in January 2002. The outstanding principal balance at December 31, 2001 was $1,300.

NOTE J RETIREMENT PLANS

Avatar has two defined contribution savings plans that cover substantially all employees. Under one of the savings plans, Avatar contributes to the plan based upon specified percentages of employees' voluntary contributions. The other savings plan does not provide for contributions by Avatar.

Avatar's non-contributory defined benefit pension plan covers substantially all employees of its subsidiary, Avatar Utilities Inc. The benefits are based on years of service and the employees' compensation during the five highest years of earnings. Avatar's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. On September 15, 2000, Avatar terminated the plan and annuities were purchased for retirees and terminated vested employees on or about October 31, 2000. On February 11, 2002, Avatar received a favorable determination letter from the Internal Revenue Service for the pension plan termination. Avatar expects to distribute plan assets during 2002.

NOTE J RETIREMENT PLANS – CONTINUED

The following table sets forth the defined benefit plan's funded status as of December 31, 2001, 2000 and 1999 and the retirement expense recognized in the consolidated statements of operations for the years then ended.

	2001	2000	1999
Actuarial present value of benefit obligations:			
Accumulated benefit obligation, including vested benefits of $2,199, $1,429 and $ 4,709, respectively	$ 2,199	$ 1,429	$ 4,771
Projected benefit obligation for services rendered to date	$(2,199)	$(1,429)	$(5,430)
Plan assets at fair value	1,347	1,394	5,201
Projected benefit obligation less than plan assets	(852)	(35)	(229)
Unrecognized net loss (gain)	992	180	(91)
Prior service cost not yet recognized in net periodic pension cost	–	–	220
Unrecognized net assets at January 1, 1986, net of amortization	–	–	(15)
Accrued pension cost included in accrued and other liabilities	$ 140	$ 145	$ (115)
Net retirement cost included the following components:			
Defined benefit plan:			
Service cost – benefits earned during the period	$ –	$ 115	$ 228
Interest cost on projected benefit obligation	106	338	370
Actual return on plan assets	(51)	(77)	(176)
Net amortization and deferral	(50)	(275)	(214)
Curtailments	–	(706)	–
Settlements	–	445	–
Net pension cost	5	(160)	208
Defined contribution plan	136	123	126
Total retirement expense	$ 141	$ (37)	$ 334
Change in benefit obligations:			
Projected benefit obligation at beginning of year	$ 1,429	$ 5,430	$ 4,972
Service cost	–	115	228
Interest cost	106	338	370
Loss (gain) on benefit obligation	762	(3)	69
Benefits paid	(98)	(183)	(209)
Curtailments	–	(901)	–
Settlements	–	(3,367)	–
Projected benefit obligation at end of year	$ 2,199	$ 1,429	$ 5,430
Change in plan assets:			
Plan assets at beginning of year	$ 1,394	$ 5,201	$ 5,235
Employer contributions	–	100	–
Return on plan assets	51	77	176
Benefits paid	(98)	(183)	(210)
Settlements	–	(3,801)	–
Plan assets at end of year	$ 1,347	$ 1,394	$ 5,201

The actuarial assumptions used in determining the present value of the projected benefit obligation were: weighted average discount rate of 5.5% for 2001 and 7.5% for 2000 and 1999, rate of increase in future compensation levels of 5% in 2001, 2000 and 1999, and expected long-term rate of return on plan assets of 8% in 2001, 2000 and 1999.

Plan assets are primarily invested in fixed income securities of a major insurance company.

NOTE K POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Through June 30, 2000, a Utilities subsidiary of Avatar sponsored a defined non-contributory benefit postretirement plan that provided medical and life-insurance benefits to both salaried and nonsalaried employees after retirement. Effective July 1, 2000, the life-insurance benefits were eliminated, however, the medical-insurance benefits were extended through December 31, 2001. During 2000, Avatar recorded revenues of $1,761 in other revenues in the accompanying consolidated statements of operations due to the reduction of eligible employees and benefits. This was the cause for the decrease in accrued postretirement benefit costs from 1999 to 2000.

The following table sets forth the plan's status as of December 31, 2000 and 1999:

	December 31	
	2000	1999
Accumulated postretirement benefit obligation	$(1,320)	$(1,808)
Plan assets at fair value	–	–
Accumulated postretirement benefit obligation in excess of plan assets	(1,320)	(1,808)
Unrecognized net gain from past experience different from that assumed and from changes in assumptions	(28)	(3,479)
Unrecognized transition obligation	–	2,178
Accrued postretirement benefit cost included in accrued and other liabilities	$(1,348)	$(3,109)
Net periodic postretirement benefit cost included the following components:		
Service cost	$ 2	$ 125
Interest cost on accumulated postretirement benefit obligation	96	128
Amortization of transition obligation over 20 years	–	155
Other	–	(358)
Net periodic postretirement benefit cost	$ 98	$ 50

For measurement purposes, the annual rate of increase in the per capita cost of covered health-care benefits assumed for 2000 and 1999 was 6% and 8%, respectively. The health-care cost trend rate assumption has a significant effect on the amounts reported. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% for 2000 and 1999.

NOTE L LEASE COMMITMENTS

Avatar leases the majority of its administration and sales offices under operating leases that expire at varying times through 2009. Rental expenses for the years 2001, 2000 and 1999 were $1,343, $1,493 and $1,584, respectively. Minimum rental commitments under non-cancelable operating leases as of December 31, 2001 were as follows: 2002 – $836; 2003 – $817; 2004 – $695; 2005 – $688; 2006 – $693; thereafter – $1,480.

NOTE M ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities are summarized as follows:

	December 31	
	2001	2000
Property taxes and assessments	$ 1,632	$ 2,085
Customer deposits and advances	10,739	9,417
Interest	2,038	2,303
Accrued compensation	1,895	1,057
Contract retention	975	1,520
Other	11,448	14,229
	$28,727	$30,611

NOTE N STOCK-BASED COMPENSATION

Pursuant to the Amended and Restated 1997 Incentive and Capital Accumulation Plan, as amended (the "Incentive Plan"), on December 7, 1998, Avatar entered into a restricted stock unit agreement with Avatar's President, which was amended and restated as of October 20, 2000. Under the restricted stock unit agreement as amended Avatar's President was awarded an opportunity to receive 100,000 performance-conditioned restricted stock units, conditioned upon (i) the closing price of Avatar common stock being at least $25 per share for 20 trading days out of 30 consecutive trading days during the period beginning October 21, 2000 and ending December 31, 2005 (the "Grant Period") and (ii) the continued employment at the time the foregoing condition is satisfied. In addition, on October 20, 2000, Avatar's President was awarded an opportunity to receive an additional 50,000 performance-conditioned restricted stock units on terms similar to the foregoing. As of May 25, 2001, the closing price of Avatar's common stock was at least $25 for 20 trading days out of 30 consecutive trading days. Therefore, the restricted stock units, representing 150,000 shares of Avatar common stock, were granted. As of December 31, 2001, $707 was accrued as compensation expense.

Under the Incentive Plan an aggregate of 900,000 shares of Avatar common stock, subject to certain adjustments, are available for grant, with a maximum individual limitation of 500,000 shares.

On February 13, 1997, Avatar entered into a Nonqualified Stock Option Agreement (the "Options") with Avatar's President and granted him an option to purchase 225,000 shares of Avatar common stock at $34 per share (such price being considered not less than 100% of the then Fair Market Value as defined in the Incentive Plan). The Options became exercisable with respect to 45,000 shares on each February 13, 1998 through 2002. Unexercised Options will expire on February 13, 2007.

On February 19, 1999, Avatar entered into Nonqualified Stock Option Agreements with certain members of management and granted them options to purchase 160,000 shares of Avatar common stock at $25 per share (such price being considered not less than 100% of the then Fair Market Value as defined in the Incentive Plan). The Options became exercisable at a rate of 33 1/3% on each February 19, 2000 through 2002. Unexercised Options will expire on February 19, 2009.

On April 9, 1999, Avatar entered into a Nonqualified Stock Option Agreement with an individual who is a former member of management, under which an option to purchase 30,000 shares of Avatar common stock at $25 per share was granted (such price being considered not less than 100% of the then Fair Market Value as defined in the Incentive Plan). The Options became exercisable at the rate of 50% on each April 1, 2000 and 2001. Unexercised Options will expire on April 1, 2009.

A summary of the status of the Incentive Plan as of December 31, 2001 and 2000 and changes during the years then ending is presented below:

	Options (000's)		*Weighted-Average Exercise Price*	
	2001	*2000*	*2001*	*2000*
Outstanding at beginning of year	415	415	$30	$30
Granted	–	–	–	–
Exercised	–	–	–	–
Forfeited	–	–	–	–
Outstanding at end of year	415	415	$30	$30
Exercisable at end of year	317	203		
Weighted-average per share fair value of options granted during the year	$ –	$ –		

NOTE N STOCK-BASED COMPENSATION – CONTINUED

Avatar applies APB No. 25 and related interpretations in accounting for the Incentive Plan. No compensation expense was recognized in 2001 and 2000 because all stock options granted have an exercise price greater than the average market value of Avatar's stock on the date of grant. If Avatar had elected to account for the Incentive Plan under SFAS No. 123, compensation cost for the Incentive Plan would have been determined based on the fair value at the grant dates. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average per share, fair value of options granted and assumptions:

	Weighted Average of Options Granted	*Risk-Free Interest Rate*	*Expected Volatility*	*Dividend Yield*	*Expected Life*
February 1997	$16.59	6.38%	17.6%	0.0%	10 years
February 1999	$ 8.49	5.06%	31.3%	0.0%	10 years
April 1999	$ 8.06	5.27%	31.3%	0.0%	10 years

The following table summarizes pro forma income from continuing operations, net income (loss) and earnings per share in accordance with SFAS No. 123 for the years ended December 31, 2001, 2000 and 1999:

	As Reported			*Pro forma*		
	2001	*2000*	*1999*	*2001*	*2000*	*1999*
Income (loss) from continuing operations	$3,010	$9,314	$ (1,030)	$1,780	$ 7,994	$ (2,260)
Net income	$3,010	$9,314	$88,150	$1,780	$ 7,994	$86,920
Basic and diluted per share data:						
Income (loss) from continuing operations	$ 0.36	$ 1.11	$ (0.11)	$ 0.21	$ 0.95	$ (0.25)
Net income	$ 0.36	$ 1.11	$ 9.64	$ 0.21	$ 0.95	$ 9.50

NOTE O INCOME TAXES

Avatar has recorded a valuation allowance of $25,000 with respect to the deferred income tax assets that remain after offset by the deferred income tax liabilities. Included in the valuation allowance for deferred income tax assets is approximately $2,500 which, if utilized, will be credited to additional paid-in capital. During 2001, Avatar decreased the valuation allowance by $1,000, which is primarily attributable to amounts which were credited to additional paid-in capital.

The components of income tax expense (benefit) from continuing operations for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	*2000*	*1999*
Current			
Federal	$4,315	$(2,013)	$(3,789)
State	730	(341)	(641)
Total current	5,045	(2,354)	(4,430)
Deferred			
Federal	(2,645)	1,552	3,307
State	(448)	263	560
Total deferred	(3,093)	1,815	3,867
Total income tax expense (benefit)	$1,952	$ (539)	$ (563)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities as of December 31, 2001 and 2000 are as follows:

	2001	2000
Deferred income tax assets		
Tax over book basis of land inventory	$21,000	$21,000
Unrecoverable land development costs	1,000	1,000
Tax over book basis of depreciable assets	3,000	4,000
Other	4,728	5,412
Total deferred income tax assets	29,728	31,412
Valuation allowance for deferred income tax assets	(25,000)	(26,000)
Deferred income tax assets after valuation allowance	4,728	5,412
Deferred income tax liabilities		
Book over tax income recognized on homesite sales	(1,000)	(1,000)
Unrealized gain on marketable securities	–	(3,000)
Total deferred income tax liabilities	(1,000)	(4,000)
Net deferred income taxes	$ 3,728	$ 1,412

A reconciliation of income tax expense (benefit) before discontinued operations to the expected income tax expense (benefit) at the federal statutory rate of 35% for each of the years ended December 31, 2001, 2000 and 1999, is as follows:

	2001	2000	1999
Income tax expense (benefit) computed at statutory rate	$1,737	$3,072	$(558)
State income tax expense (benefit), net of federal effect	180	316	(52)
Other	35	73	47
Change in valuation allowance on deferred tax assets	–	(4,000)	–
Income tax expense (benefit)	$1,952	$ (539)	$(563)

In years 1988 through 1998, Avatar elected the installment method for recording a substantial amount of its homesite and vacation ownership sales in its federal income tax return, which deferred taxable income into future fiscal periods. As a result of this election, Avatar will be required to pay compound interest on certain federal income taxes in 2001 attributable to the taxable income deferred under the installment method to the extent that any of this deferred income is realized in 2001. Avatar anticipates that the interest amount for 2001 will be approximately $300 net of tax benefits. Avatar believes that any potential future interest amounts, if any, will not be material to its financial position and results of operations of the affected future periods.

NOTE P CONTINGENCIES

Avatar is involved in various pending litigation matters primarily arising in the normal course of its business. Although the outcome of these and the following matter cannot be determined, management believes that the resolution of these matters will not have a material effect on Avatar's business or financial statements.

In May 1995, a wastewater rate increase was filed for the North Fort Myers Division of Florida Cities Water Company (FCWC), a Utilities subsidiary of Avatar. In November 1995, the Florida Public Service Commission (FPSC) issued an order authorizing a rate increase of approximately 18% (an annualized revenue increase of approximately $378). Following a challenge to the order by the Office of Public Counsel (the customer advocate) and certain customers, FCWC requested implementation of the rates granted in the order. After a hearing, the FPSC issued a new order in September 1996 authorizing final rates, which were approximately 5% lower than rates in effect prior to the rate increase filing. FCWC filed an appeal with the District Court of Appeal of Florida, First District (DCA) and in January 1998, DCA reversed and remanded the September 1996 order. By order dated April 14, 1998, the FPSC ordered the record reopened and scheduled a hearing in December 1998 to take testimony on one issue remanded by the DCA. FCWC's challenge of this FPSC action was denied by the DCA on June 17, 1998 and the remand hearing was held on December 8 and 9, 1998. On April 8, 1999, the FPSC rendered its Final order, which did not reflect a material change in its position on the issue in dispute. On April 15, 1999, FCWC sold the plant assets, which are the subject of this rate matter, however, this sale did not jeopardize FCWC's right to appeal the FPSC Final order. On

May 10, 1999, FCWC filed a notice of appeal of the FPSC Final Order to the DCA dated December 6, 1998, which was affirmed by the DCA by opinion dated December 22, 2000. The rates implemented in January 1996 were collected by FCWC until April 15, 1999 and approximately $1,030 (including interest of $183) have been refunded through December 31, 2001. While the FPSC rate document remains open pending completion of FPSC staff's review of FCWC's final report, FCWC believes that no additional refund amounts will be required and therefore this matter is considered closed.

NOTE Q OTHER MATTERS

Bond financing is utilized to fund a portion of the cost of the construction and development of portions of roadways, stormwater management facilities and earthwork, drainage structures, mitigation creation, mitigation area and stormwater area acquisition, utility mains, utility plant improvements and wastewater facilities at Avatar's community of Solivita. The bond financing was obtained by the Poinciana Community Development District (the "CDD"), a local government district operating in accordance with Chapter 190 of the Florida Statutes. The bonds are serviced by special assessment taxes levied on certain property within Solivita, which property is collateral for the obligations and such assessments, with Avatar paying the assessments on the parcels owned by Avatar until such parcels are sold. At such point, the liability for the assessments related to parcels sold becomes the responsibility of the purchasers through a tax assessment on their property. The special assessment taxes are designed to cover debt service on the bonds, including principal and interest payments, as well as the operating budgets of the CDD. The use of this type of bond financing is a common practice for major land developers in Florida. The CDD issued $27,315 of fixed rate term bonds, all of which is substantially outstanding as of December 31, 2001. The bonds are not a liability of Avatar. These bonds bear interest at 7.125% and mature in May 2031.

NOTE R FINANCIAL INFORMATION RELATING TO INDUSTRY SEGMENTS

Avatar is primarily engaged in real estate operations in Florida and Arizona. The principal real estate operations are conducted at Poinciana in central Florida near Orlando, Harbor Islands on Florida's east coast and Rio Rico, south of Tucson, Arizona. Avatar owns and develops land, primarily in various locations in Florida and Arizona. Current and planned real estate operations include the following segments: the development, sale and management of an active adult community; the development and sale of residential communities (including construction of upscale custom and semi-custom homes, mid-priced single- and multi-family homes); the development, leasing and management of improved commercial and industrial properties; operation of amenities and resorts; cable television operations; title insurance; and property management services.

The following table summarizes Avatar's information for reportable segments for the years ended December 31, 2001, 2000 and 1999:

	For the year ended December 31		
	2001	*2000*	*1999*
Revenues:			
Segment revenues			
Primary residential communities	$ 80,045	$105,682	$108,386
Active adult community	39,382	10,945	–
Resorts	6,382	7,502	10,725
Commercial and industrial and other land sales	12,473	7,372	5,655
Rental, leasing, cable and other real estate operations	6,645	5,362	5,757
All other	3,257	10,927	46,008
	148,184	147,790	176,531
Unallocated revenues			
Deferred gross profit	1,525	1,998	3,320
Interest income	6,010	7,285	8,155
Trading account profit, net	6,829	6,636	1,948
Other	413	490	736
Total revenues	$162,961	$164,199	$190,690

NOTE R FINANCIAL INFORMATION RELATING TO INDUSTRY SEGMENTS – CONTINUED

	For the year ended December 31		
	2001	*2000*	*1999*
Operating Income (loss):			
Segment operating income (loss)			
Primary residential community	$ 9,823	$ 14,324	$ 14,129
Active adult community	(8,936)	(11,457)	(3,409)
Resorts	(1,470)	(782)	(106)
Commercial and industrial and other land sales	6,616	4,194	3,798
Rental, leasing, cable and other real estate operations	1,489	920	1,391
All other	1,453	7,949	5
	8,975	15,148	15,808
Unallocated income (expenses)			
Deferred gross profit	1,525	1,998	3,320
Interest income	6,010	7,285	8,155
Trading account profit, net	6,829	6,636	1,948
General and administrative expenses	(10,456)	(11,027)	(11,900)
Interest expense	(4,378)	(6,429)	(8,132)
Other	(3,543)	(4,836)	(10,792)
Income (loss) from continuing operations	$ 4,962	$ 8,775	$ (1,593)

	December 31	
	2001	*2000*
Assets:		
Segment assets		
Primary residential communities	$ 59,534	$ 55,976
Active adult community	82,650	88,763
Resorts	4,565	5,360
Commercial and industrial and other land sales	9,617	9,194
Rental, leasing, cable and other real estate operations	4,452	4,651
Unallocated assets	209,982	205,248
Total assets	$370,800	$369,192

(a) Avatar's businesses are primarily conducted in the United States.

(b) Identifiable assets by segment are those assets that are used in the operations of each segment.

(c) No significant part of the business is dependent upon a single customer or group of customers.

(d) Arizona Utilities and the sale of Cape Coral assets do not qualify individually as separate reportable segments and are included in "All other." Also included in "All other" for 2001 and 2000, are results of management services and water facility operating results, which Avatar retained in Florida. In 1999, these operations were classified as discontinued.

(e) There is no interest expense from residential communities, active adult community, resorts and rental/leasing included in segment profit/(loss) for 2001 and 2000. There is interest expense of $268, $59 and $285 from residential communities, resorts and rental/leasing, respectively, included in segment profit/(loss) for 1999.

(f) Included in operating profit/(loss) for 2001 is depreciation expense of $243, $1,682, $747, $599 and $113 from residential communities, active adult community, resorts, rental/leasing and unallocated corporate, respectively. Included in operating profit/(loss) for 2000 is depreciation expense of $168, $727, $634, $726 and $88 from residential communities, active adult community, resorts, rental/leasing and unallocated corporate, respectively. Included in operating profit/(loss) for 1999 is depreciation expense of $195, $1,012, $507 and $149 from residential communities, resorts, rental/leasing and unallocated corporate, respectively.

NOTE S FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of Avatar's financial instruments, at December 31, 2001 and 2000, are as follows:

	2001		*2000*	
	Carrying Amount	*Fair Value*	*Carrying Amount*	*Fair Value*
Cash and cash equivalents	$111,773	$111,773	$ 49,161	$ 49,161
Restricted cash	$ 1,010	$ 1,010	$ 869	$ 869
Investment in marketable securities	$ –	$ –	$ 69,966	$ 69,966
Contracts and mortgage notes receivable, net	$ 3,554	$ 3,349	$ 5,061	$ 5,002
Other receivables, net	$ 4,071	$ 4,071	$ 6,374	$ 6,374
Notes, mortgage notes and other debt:				
Corporate:				
Convertible Subordinated Notes	$107,731	$102,883	$112,367	$ 98,883
Real estate:				
Note payable	$ 1,300	$ 1,300	$ 2,493	$ 2,372

Avatar, in estimating the fair value of financial instruments, used the following methods and assumptions:

Cash and cash equivalents and restricted cash: The carrying amount reported in the balance sheet for cash approximates its fair value.

Investments in marketable securities: The carrying amount reported in the balance sheet for investments in marketable securities approximates its fair value.

Contracts and mortgage notes receivable: The fair value amounts of the contracts, mortgage notes and other receivables are estimated based on a discounted cash-flow analysis.

Other receivables: The carrying amount reported in the balance sheet for other receivables approximates its fair value.

Notes payable: The fair values of notes payable are estimated using discounted cash-flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements.

Convertible subordinated notes: At December 31, 2001 and 2000, the fair values of the notes are estimated based on quoted market prices.

NOTE T QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 2001 and 2000 is as follows:

	2001 Quarter			
	First	Second	Third	Fourth
Net revenues	$37,519	$44,597	$41,841	$39,004
Expenses	35,746	40,446	39,257	42,550
Income (loss) from continuing operations	1,773	4,151	2,584	(3,546)
Income tax expense (benefit)	691	1,720	1,025	(1,484)
Net income (loss)	$ 1,082	$ 2,431	$ 1,559	$ (2,062)
Basic and diluted EPS:				
Net income (loss) – Basic and Diluted	$ 0.13	$ 0.29	$ 0.18	$ (0.24)

	2000 Quarter			
	First	Second	Third	Fourth
Net revenues	$25,184	$39,542	$54,124	$45,349
Expenses	31,656	37,985	38,637	47,146
Income (loss) from continuing operations	(6,472)	1,557	15,487	(1,797)
Income tax expense (benefit)	(1,631)	565	1,360	(833)
Net income (loss)	$ (4,841)	$ 992	$14,127	$ (964)
Basic and diluted EPS:				
Net income (loss) – Basic	$ (0.58)	$ 0.12	$ 1.68	$ (0.11)
Net income (loss) – Diluted	$ (0.58)	$ 0.12	$ 1.29	$ (0.11)

NOTE U DISCONTINUED OPERATIONS

During 1999, Avatar disposed of substantially all of the assets in its Florida Utilities operations and exited the vacation ownership (timeshare) business in a transaction involving the sale of subsidiaries. On July 30, 1999, Avatar closed on the sale of its timeshare division for a net cash sales price of $3,497, subject to certain adjustments. Avatar revised the estimate of the net realizable value of the discontinued operations based on the July 30, 1999 closing and business conditions. As a result, Avatar recorded an estimated loss on the disposal of the timeshare operations of $2,150 for the year ended December 31, 1999, less income tax benefit of $817. Operating results are segregated and reported as discontinued operations in the accompanying consolidated statements of operations and cash flows.

On April 15, 1999, two operating subsidiaries closed on the sale of substantially all of the assets used in their Florida Utilities operations for a cash sales price of $208,619 subject to certain adjustments. The sale transaction resulted in a gain of $89,879, net of income tax expense of $13,309 that is classified in the accompanying consolidated statements of operations as a gain from the sale of discontinued operations. Operating results for the year ended December 31, 1999 are segregated and reported as discontinued operations in the accompanying consolidated statements of operations and cash flows.

Consolidated operating results relating to the discontinued operations for the year ended December 31, 1999 is as follows:

	1999		
	Vacation Ownership	*Florida Utilities*	*Total*
Revenues			
Real estate sales	$ 8,076	$ –	$ 8,076
Utilities revenues	–	18,343	18,343
Interest income	1,955	–	1,955
Other	613	90	703
Total revenues	10,644	18,433	29,077
Expenses			
Real estate expenses	8,937	–	8,937
Utilities expenses	–	15,778	15,778
Interest expense	1,527	1,102	2,629
Minority interest	–	440	440
Total expenses	10,464	17,320	27,784
Income from discontinued operations before income taxes	180	1,113	1,293
Income tax expense (benefit)	92	567	659
Income from discontinued operations	$ 88	$ 546	$ 634

Stockholders and Board of Directors
Avatar Holdings Inc.

We have audited the accompanying consolidated balance sheets of Avatar Holdings Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avatar Holdings Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Miami, Florida
February 22, 2002

(Dollars in thousands)

The following discussion should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, included elsewhere herein.

OVERVIEW

Avatar is engaged in real estate operations. Our primary activities include the development of active adult and primary residential communities in Florida and a residential community in Arizona.

In December 1998, we commenced development of our active adult community, Solivita. In addition to development and construction of housing products, active adult community development includes construction and operation of a variety of community amenities, including golf courses, health and fitness centers, restaurants and social and educational facilities.

Our primary residential community development activities range from custom, semi-custom and mid-priced homebuilding to the operation of amenities and resorts, as well as a variety of related activities, including the development, leasing and management of improved commercial and industrial properties, cable television operations, title insurance and property management services, as well as the water and wastewater utilities at Rio Rico.

Active Adult Communities. Recognizing the potential of highly amenitized communities to accommodate the active lifestyles of retirees and pre-retirees, in 1998 we commenced the design and development of a 3,300-acre active adult community, Solivita, within our Central Florida master-planned community of Poinciana. We have identified significant additional acreage within the community, which may enable us to expand beyond the 3,300 acres.

By commencement of sales in the second quarter of 2000, approximately 100,000 square feet of recreation and service facilities were available, including a fitness center, a golf clubhouse, restaurants, arts and crafts rooms, a cafe/newsstand and other meeting and theater facilities. We have also completed development of a Ron-Garl designed 18-hole golf course, which incorporates many of the property's natural and manmade environmental features. In addition, the community's active park houses a variety of sporting and games facilities, including an official softball field, a basketball court and five tennis courts. Future plans include the development and construction of up to an additional 25,000 square feet of recreation and service facilities.

We have financed development and construction of Solivita through available capital. In addition, we formed a Community Development District, which issued tax-exempt bonds to fund and manage portions of infrastructure consisting primarily of stormwater management facilities, drainage works, irrigation facilities, water and wastewater utilities and offsite roadways.

The 3,300-acre Solivita community, which incorporates the natural topography of the land, its natural resources including more than 1,200 acres of wetlands and an oak hammock, is designed to accommodate in excess of 4,000 homes. The community opened during the second quarter of 2000. From inception 314 homes were closed and approximately 600 individuals resided in the community as of December 31, 2001.

Residential Development. Residential development activities are conducted in Poinciana and Harbor Islands in Hollywood, Florida and Rio Rico, Arizona. The residential activities in Cape Coral closed out during 2000. During 2000, at Harbor Islands we sold all units within the developed parcels, began development of a portion of the undeveloped parcels, commenced sales of single-family detached and townhome products on one of the parcels and are evaluating an appropriate product mix for the remaining parcels. Closings of units in previously developed parcels were completed in June 2001 and closings on parcels currently under development commenced during March 2002. It is anticipated that closings of all units at Harbor Islands will be completed by year-end 2004, and Avatar is not currently developing comparable products in a comparable price range.

The following table sets forth revenues and sales data derived from primary residential and active adult communities homebuilding operations for the years ended December 31, 2001, 2000 and 1999:

	Year ended December 31		
	2001	2000	1999
Revenues	$117,213	$115,527	$107,223
Other data:			
Number of units closed	764	568	521
Number of units sold	909	622	463
Number of units in backlog	538	393	339

Commercial and Industrial and Other Land Sales. Under our current real estate business strategy, we develop, lease and operate commercial and industrial properties. However, as circumstances dictate, certain properties may be sold. We intend to continue our policy of selling non-core assets as opportunities arise under prevailing market conditions. Revenues from commercial and industrial and other land sales were $12,473, $7,372 and $5,655 in 2001, 2000 and 1999, respectively. Future demand for commercial and industrial land and facilities at our properties is expected to increase as a result of the development of homes and planned communities by both Avatar and other developers.

Resort Operations. During 1999, we reduced emphasis on resort operations by the sale of the Cape Coral Golf and Country Club and the leasing of the Poinciana Golf and Racquet Club operations. The lease for operations of the Poinciana Golf and Racquet Club to a third party expired in March 2002, at which time we closed the facility and the golf course for renovation and upgrade. Other arrangements will be considered for operation of the swimming pool and tennis courts. We have retained ownership of the Rio Rico Resort. The resort operations have generated revenues on an annual basis of $6,382, $7,502 and $10,725 in 2001, 2000 and 1999, respectively.

Other Real Estate Revenues. We also generate revenues through the rental and lease of a small community shopping center in each of Poinciana and Rio Rico, the marina at Harbor Islands, cable television operation at Poinciana, title insurance and property management services. Revenues from these operations were $6,645, $5,362 and $5,757 in 2001, 2000 and 1999, respectively.

Discontinued Operations. On April 15, 1999, Florida Cities Water Company and Poinciana Utilities, Inc., two operating subsidiaries of Avatar Utilities Inc., a wholly owned subsidiary of Avatar, closed on the sale of substantially all of their water and wastewater utilities assets located in the counties of Brevard, Collier, Hillsborough, Lee, Osceola, Polk and Sarasota, Florida to The Florida Governmental Utility Authority. On July 30, 1999, we exited the vacation ownership (timeshare) business in a transaction involving the sale of subsidiaries under a contract executed during the second quarter of 1999. We accounted for the Florida Utilities and vacation ownership operations as discontinued operations. Reference is made to Note U under the caption "Notes to Consolidated Financial Statements" included elsewhere herein. However, we continue to own and operate the water and wastewater facility at Rio Rico.

CRITICAL ACCOUNTING POLICIES

In the preparation of its financial statements, Avatar applies accounting principles generally accepted in the United States of America. The application of generally accepted accounting principles may require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying results.

As discussed in Note A to Avatar's consolidated financial statements, housing and other real estate sales are recognized when the sale closes and title passes to the purchaser and certain other conditions are met. As a result, Avatar's revenue recognition process does not involve significant judgments or estimations.

Avatar relies on certain estimates to determine the construction and land costs and resulting gross margins. Avatar's land and construction costs are comprised of direct and allocated costs, including estimated costs for future warranties. Land, land development and other common costs are assigned to individual components based on specific identification or other allocation methods. Land and land development costs generally include interest incurred until development is substantially completed.

Avatar also reviews its land and other inventories and property, plant and equipment for impairment of value. This includes considering certain indications of impairment such as significant changes in asset usage, significant deterioration in the surrounding economy or environmental problems. If such indications are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying value, Avatar will adjust the carrying value down to its estimated fair value. Fair value may be based on management's estimate of the property's fair value or third-party appraisals.

RESULTS OF OPERATIONS

The following is management's discussion and analysis of certain significant factors that have affected Avatar during the periods included in the accompanying consolidated statements of operations.

A summary of the period to period changes in the items included in the consolidated statements of income is shown below.

	Comparison of 12 months ended December 31	
	2001 and 2000	2000 and 1999
	Increase (Decrease)	
	Change	Change
Revenues		
Real estate sales	$8,064	$(38,519)
Deferred gross profit on homesite sales	(473)	(1,322)
Interest income	(1,275)	(870)
Trading account profit, net	193	4,688
Other	(7,747)	9,532
Total revenues	(1,238)	(26,491)
Expenses		
Real estate expenses	7,029	(35,908)
General and administrative expenses	(571)	(873)
Interest expense	(2,051)	(2,315)
Other	(1,832)	2,237
Total expenses	2,575	(36,859)
Income before taxes from continuing operations	(3,813)	10,368
Income tax benefit	(2,491)	(24)
Discontinued operations:		
Income from operations	–	(634)
Net income on sale of discontinued operations	–	(88,546)
Net income	$(6,304)	$(78,836)

When required, Avatar uses the installment method of profit recognition for homesite sales. Under the installment method the gross profit on recorded homesite sales is deferred and recognized in income of future periods, as principal payments on contracts are received. Fluctuations in deferred gross profit result from collections of principal payments on contracts and cancellations from prior years' homesite sales.

Data from primary residential and active adult communities homebuilding operations for the years ended December 31, 2001, 2000, and 1999 is summarized as follows:

	December 31		
	2001	2000	1999
Units closed			
Number of units	764	568	521
Aggregate dollar volume	$117,213	$115,527	$107,223
Average price per unit	$ 153	$ 203	$ 206
Units sold, net			
Number of units	909	622	463
Aggregate dollar volume	$153,442	$ 96,706	$112,833
Average price per unit	$ 169	$ 155	$ 244
Backlog			
Number of units	538	393	339
Aggregate dollar volume	$107,729	$ 71,500	$ 90,321
Average price per unit	$ 200	$ 182	$ 266

Year-to-year fluctuations in aggregate dollar value of units closed, aggregate dollar value of units sold and average price per unit relate primarily to the status of the development of parcels in the luxury community of Harbor Islands. In addition, increases in units closed and sold from 1999 to 2000 and from 2000 to 2001 are related to the commencement of homebuilding activities in Solivita during 2000 as well as an improvement in activities in primary homebuilding at Poinciana. However, mitigating the increases in the volume and dollar activity during 2000 was the close-out of the homebuilding activities in Cape Coral.

At Harbor Islands closings of units in developed parcels were completed in June 2001. Sales have commenced at additional parcels, and closings commenced in March 2002. It is anticipated that closings of all units at Harbor Islands will be completed by year-end 2004, and Avatar is not currently developing comparable products in a comparable price range.

Results for Solivita included in the above table are: for 2001 and 2000, 278 and 222 contracts were written, with an aggregate sales volume of $46,497 and $32,055, respectively; 244 and 70 homes closed, generating revenues from Solivita homebuilding operations of $37,670 and $10,381, respectively. Backlog at December 31, 2001 and 2000 totaled 186 units at $30,501 and 152 units at $21,674, respectively.

Operations for the years ended December 31, 2001, 2000 and 1999 resulted in net income of $3,010 or $0.36 per share, $9,314 or $1.11 per share and $88,150 or $9.64 per share, respectively. The decrease in income for 2001 compared to 2000 is primarily attributable to decreases in interest income and other revenues partially mitigated by an increase in real estate operating results and a decrease in general and administrative expenses, interest expense and other expenses. The decrease in net income for 2000 compared to 1999 is primarily attributable to a decrease in real estate operations (which includes a pre-tax gain during 1999 of $6,929 from the sale of Cape Coral assets), an after-tax gain during 1999 on the sale of the assets of Florida Utilities and an increase in other expenses, partially mitigated by increases in other revenues and trading account profits and decreases in interest expense and general and administrative expenses.

Gross real estate revenues increased $8,064 or 5.9% during 2001 when compared to 2000 and decreased $38,519 or 22.0% during 2000 when compared to 1999. The increase in real estate revenues for 2001 when compared to 2000 is generally a result of increased revenues generated from Avatar's active adult operations and the property asset sale of the Natoma tract, located in Woodland Hills, California, partially mitigated by reduced residential homebuilding revenues and decreased resort revenues. Residential homebuilding revenues decreased $25,602 or 24.3% in 2001 when compared to 2000 due to the close-out of the developed parcels at Harbor Islands but partially mitigated by the increased closings at Poinciana. During the last quarter of 2000, we commenced development and sales of single-family detached homes and attached townhomes on additional parcels at Harbor Islands, closings on which commenced during March 2002. The decrease in real estate revenues for 2000 when compared to 1999 is generally a result of decreased residential homebuilding revenues, the sale of substantially all of Avatar's real estate assets located in Cape Coral, Florida for $44,859 during 1999 and decreases in resort revenues. The decrease in real estate revenues for 2000 was partially mitigated by revenues generated from Avatar's active adult operations. Residential homebuilding revenues decreased $2,078 or 1.9% in 2000 when compared to 1999 due to reduced closings at Cape Coral, as the result of the sale in 1999 of substantially all of Avatar's real estate assets in Cape Coral.

Real estate expenses increased $7,029 or 5.2% during 2001 when compared to 2000 and decreased $35,908 or 21.1% during 2000 when compared to 1999. The increase in real estate expenses for 2001 when compared to 2000 is generally a result of increased operational expenses from active adult operations partially mitigated by reduced residential homebuilding expenses associated with the close-out of the developed parcels at Harbor Islands. The decrease in real estate expenses for 2000 compared to 1999 is primarily attributable to the following 1999 transactions: the incurring of cost of sales of $37,930 associated with the sale of Cape Coral real estate assets, the sale of 2,842 lots in Rio Rico that carried a book basis of $6,950 and a write-off of $2,317 of cancelled delinquent contracts at Poinciana, Cape Coral, Rio Rico and Leisure Lakes as these amounts were deemed uncollectible, partially mitigated by increased Solivita operating expenses.

Operating income from primary residential communities decreased $4,501 or 31.4% during 2001 when compared to 2000 and increased $195 or 1.4% during 2000 when compared to 1999. The decrease in primary residential communities operating income for 2001 is primarily due to decreased closings at Harbor Islands partially mitigated by increased closings at Poinciana. The increase in primary residential communities operating income for 2000 is due to increased closings at Harbor Islands and Poinciana partially mitigated by the reduced closings at Cape Coral.

Interest income decreased $1,275 or 17.5% during 2001 when compared to 2000 and $870 or 10.7% during 2000 when compared to 1999. The decrease in 2001 is attributable to lower interest rates on cash and cash equivalents and lower interest income earned on declining principal balances of contracts receivable. The decrease in 2000 is attributed to a decrease in cash and cash equivalents and lower interest income earned on declining principal balances on contracts receivable. The average balance of the receivable portfolio was $8,728, $13,019, and $20,331 for 2001, 2000 and 1999, respectively. See Note D to the Consolidated Financial Statements included elsewhere herein.

Trading-account profit recognized was $6,829, $6,636 and $1,948, for 2001, 2000 and 1999, respectively. Trading-account profit represents realized and unrealized gains related to the trading-investment portfolio, and includes commissions payable to investment brokers.

General and administrative expenses decreased $571 or 5.2% in 2001 compared to 2000 and decreased $873 or 7.3% in 2000 compared to 1999. The decrease in 2001 when compared to 2000 was primarily due to reductions in professional fees and rental expense partially mitigated by $707 in executive compensation related to the restricted stock units granted pursuant to the Amended and Restated 1997 Incentive and Capital Accumulation Plan, as amended. The decrease in 2000 when compared to 1999 is primarily due to reductions in salary expense and professional fees.

Interest expense decreased $2,051 or 31.9% in 2001 when compared to 2000 and decreased $2,315 or 26.5% in 2000 when compared to 1999. The decrease in both 2001 and 2000 when compared to the previous periods is primarily attributable to a reduction of the outstanding debt associated with real estate and notes collateralized by contracts and mortgage notes receivable and an increase in capitalized interest.

Other revenues and expenses for 2001 decreased $7,747 and $1,832, respectively, compared to 2000; and for 2000, increased $9,532 and $2,237, respectively, compared to 1999. The decreases for 2001 and the increases for 2000 are primarily attributable to non-recurring revenues recorded during 2000 of $1,475 associated with the sale of certain Utility Assets, $1,761 due to the reduction of eligible employees under the Utilities' non-contributory benefit postretirement plan that provides medical and life-insurance benefits to employees after retirement, and $1,480 recognized and earned from escrowed funds associated with the Florida Utilities sale that closed on April 15, 1999. Pursuant to the Utility System Asset Acquisition Agreement (Agreement) dated April 1, 1999, proceeds from the closing in the amount of $1,480 were deposited into an escrow account guaranteeing that billed revenues for the 12-month period commencing on April 16, 1999 would be at least equal to an amount as defined in the Agreement. During the second quarter of 2000, Florida Utilities met the required minimum guaranteed billed revenues and the escrowed funds were released during the third quarter of 2000.

Income from discontinued operations (vacation ownership and Florida Utilities operations) before income taxes decreased $1,293 in 2000 when compared to 1999. During 1999, Avatar disposed of substantially all of the assets used in its Florida Utilities operations and exited the vacation ownership (timeshare) business in a transaction involving the sale of subsidiaries. During 1999, Avatar recorded an estimated loss on the disposal of the timeshare operations of $2,150 less income tax benefit of $817 for the year ended December 31, 1999.

Income taxes were provided for at an effective tax rate of 39.3%, 6.1% and 35.3% for 2001, 2000 and 1999. For the year 2000, Avatar decreased the valuation allowance for deferred income tax assets by $4,000. This decrease is the primary cause for the change in the effective tax rate. Reference is made to the Income Taxes note to the Consolidated Financial Statements included elsewhere herein.

LIQUIDITY AND CAPITAL RESOURCES

Avatar's real estate business strategy is designed to capitalize on its distinct competitive advantages and emphasize higher profit margin businesses by concentrating on the development and management of active adult communities, upscale custom and semi-custom homes and communities, and commercial and industrial properties in its existing community developments. Avatar also seeks to identify additional sites that are suitable for development consistent with its business strategy and anticipates that it will acquire or develop them directly or through joint-venture, partnership or management arrangements. Avatar's primary business activities are capital-intensive in nature. Significant capital resources are required to finance planned active adult communities, homebuilding construction in process, community infrastructure, selling expenses and working-capital needs, including funding of debt-service requirements, operating deficits and the carrying cost of land.

Subsequent to the issuance of the Notes in 1998 and sales of substantial non-core assets in 1999, Avatar has funded its operations through internal sources. From time to time Avatar invests some portion of its cash in marketable securities or considers potential business opportunities that may require use of available cash resources.

Avatar's operating cash flows fluctuate relative to the status of development within its existing communities, development expenditures for new and/or planned communities or other real estate activities and sales of various homebuilding product lines within those communities. From time to time Avatar has generated, and may continue to generate, additional cash flow through sales of non-core assets.

Future activities, which may extend to non-real estate related business opportunities, may require the use of joint ventures, partnerships, financing alternatives and/or external borrowings.

At Avatar's community of Solivita, bond financing is utilized to fund a portion of the cost of the construction and development of portions of roadways, stormwater management facilities and earthwork, drainage structures, mitigation creation, mitigation area and stormwater area acquisition, utility mains, utility plant improvements and wastewater facilities. The bond financing was obtained by the Poinciana Community Development District (the "CDD"), a local government district operating in accordance with Chapter 190 of the Florida Statutes. The bonds are serviced by special assessment taxes levied on certain property within Solivita, which property is collateral for the obligations and such assessments, with Avatar paying the assessments on the parcels owned by Avatar until such parcels are sold. At such point, the liability for the assessments related to parcels sold becomes the responsibility of the purchasers through a tax assessment on their property. The special assessment taxes are designed to cover debt service on the bonds, including principal and interest payments, as well as the operating budgets of the CDD. The use of this type of bond financing is a common practice for major land developers in Florida. The CDD issued $27,315 of fixed rate term bonds, all of which is substantially outstanding as of December 31, 2001. The bonds, which bear interest at 7.125% and mature in May 2031, are not a liability of Avatar.

During 2001, Avatar's investment portfolio consisted of held-to-maturity securities and trading securities. Held-to-maturity securities include debt securities with the intent and ability to hold to maturity and are measured at amortized cost. During 2000, Avatar invested in U.S. Government issues, which matured in 2001. The amortized cost balance at December 31, 2001 and December 31, 2000 was $0 and $41,968, respectively. The decrease in the held-to-maturity securities is due to the maturity of the U.S. Government issues. Trading securities include debt and marketable equity securities held for resale in anticipation of earning profits from short-term movements in market prices. Trading-account securities are measured at fair market value and both realized and unrealized gains and losses are included in net trading account profit in the accompanying consolidated statements of operations. Fair values for actively traded debt securities and equity securities are based on quoted market prices on national markets.

During the second quarter of 2001, Avatar sold substantially all of its then-existing trading-securities investment portfolio for $34,806. The aggregate purchase price of the trading securities sold was $19,393, producing a total pre-tax realized gain of $15,413, which includes a pre-tax realized gain of $6,829 for the year ended December 31, 2001.

On January 27, 2000, Avatar's Board of Directors authorized the expenditure of up to $20,000 to purchase, from time to time, shares of its common stock and/or the Notes in the open market, through privately negotiated transactions or otherwise, depending on market and business conditions and other factors. As of December 31, 2001, none of these authorized expenditures had been made.

During 2001, Avatar exchanged $4,636 principal amount of its Notes for 189,420 shares of common stock, reducing the outstanding balance of the Notes to $107,731 as of December 31, 2001. Subsequent thereto Avatar exchanged an additional $4,667 principal amount of its Notes for 193,000 shares of common stock and may consider future exchanges, thereby further reducing the outstanding balance of the Notes. These transactions were not induced exchanges.

As of December 31, 2001, we had cash and marketable securities of approximately $111,800. We anticipate that after expenditures for completion of development of Solivita and expenditures related to development at Harbor Islands, we will have sufficient liquidity to enable us to realize opportunities on existing landholdings. Depending upon new real estate or other business opportunities we may identify, we may have sufficient liquidity or we may consider financing alternatives or external borrowings.

In 2001, net cash used in operating activities amounted to $12,183, mainly as a result of an increase in other assets and inventories of $9,575 and $5,427, respectively. Net cash provided by investing activities of $75,988 resulted from proceeds from sale of marketable securities of $76,806 partially offset by investments in property, plant and equipment of $818. Net cash used in financing activities of $1,193 resulted from the repayment of real estate notes payable.

In 2000, net cash used in operating activities amounted to $28,984, primarily as a result of a decrease in accounts payable and other liabilities of $26,460, and expenditures on land development and construction of residential and active adult communities of $14,718, partially offset by principal payments collected on contracts receivable of $5,059. Net cash used in investing activities of $60,506 resulted from investments in property, plant and equipment of $12,723 and marketable securities of $47,783. Net cash used in financing activities of $4,608 resulted from the repayment of notes payable.

In 1999, net cash provided by operating activities amounted to $29,296, primarily as a result of the proceeds of approximately $37,000 from the sale of the real estate assets in Cape Coral; partially offset by a decrease in accounts payable and other liabilities of $6,029. Net cash provided by investing activities of $136,195 resulted from proceeds from the sale of Florida Utilities assets of $165,071 partially offset by investments in property, plant and equipment of $18,775 and marketable securities of $13,599. Net cash used in financing activities of $54,753 resulted primarily from repayment of $39,680 in land development and construction loans and the purchase of treasury stock of $12,549.

EFFECTS OF INFLATION AND ECONOMIC CONDITIONS

Inflation has had a minimal impact on Avatar's operations over the past several years, and management believes its effect has been neither significant nor greater than its effect on the industry as a whole. It is anticipated that the impact of inflation on Avatar's operations for 2002 will not be significant.

Avatar's operations are affected by general economic conditions. Management believes the lower-than-anticipated results for the last four months of 2001 at Solivita, our active adult community, were due in part to the events of September 11, as well as the lower interest rate environment and general economic conditions. In 2001, sales at Solivita averaged 26 per month from January through August and decreased to 18 per month from September through December. In general, some portions of retirees' monthly incomes are tied to various forms of investments which are generally adversely affected by a low interest rate environment. However, management believes the lower interest rate environment contributed to greater than anticipated results for primary residential development at Poinciana. The events of September 11 negatively affected the general economy within the State of Florida during the months immediately following and may continue to have an adverse impact for the foreseeable future. Other economic conditions could affect operations (see "Forward-Looking Statements").

IMPACT OF TAX INSTALLMENT METHOD

In years 1988 through 1998, Avatar elected the installment method for recording a substantial amount of its homesite and vacation-ownership sales in its federal income tax return, which deferred taxable income into future fiscal periods. As a result of this election, Avatar will be required to pay compound interest on certain federal income taxes in 2001 attributable to the taxable income deferred under the installment method to the extent that any of this deferred income is realized in 2001. Avatar anticipates that the interest amount for 2001 will be approximately $300 net of tax benefits. Avatar believes that any potential future interest amounts, if any, will not be material to its financial position and results of operations of the affected future periods.

FORWARD-LOOKING STATEMENTS

Certain statements discussed under the captions "Business," "Legal Proceedings," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others:

History of Losses; Negative Cash Flow

Avatar had net income of $3,010, $9,314 and $88,150 in 2001, 2000 and 1999, respectively. However, Avatar's net income of $88,150 in 1999 resulted primarily from the sale of discontinued operations. Historically, Avatar has experienced net losses from operations and sold non-strategic assets to fund operating deficits and utilized short-term borrowings to provide working capital. Net losses for 1998 and 1997 were approximately $22,785 and $26,989, respectively.

Real estate development requires investment of substantial capital, a significant portion of which is expended before any revenues may be realized. Avatar may not sustain profitability or positive cash flows from operating activities. If Avatar cannot sustain operating profitability or positive cash flow from operating activities, it may not be able to service or meet its other debt-service or working-capital requirements.

Real Estate Business Strategy

Implementation of Avatar's real estate business strategy has required, and will continue to require, among other things, the addition of new management personnel and employees, as well as the development of additional expertise by existing management personnel and employees and the expenditure of significant amounts of capital. The loss of the services of certain members of the senior management team could have a material adverse effect on Avatar and, in particular, on the success of the real estate business strategy. In addition, Avatar's ability to manage growth and to redeploy its resources effectively will require it to continue to implement and improve its operational, financial and sales systems. There can be no assurance that Avatar will be able to compete successfully with its current or potential competitors or that the implementation of the current business strategy will be successful.

Avatar continues to seek other opportunities including those which are in other geographic areas or in different kinds of real estate or other business activities. While transactions and opportunities in other areas may not materialize, we are of the view that changing economic and market conditions may justify a change in strategy and the use of financial resources.

Future Business Opportunities

Avatar has under development or in the planning process a substantial portion of its historical landholdings that Avatar believes can be profitably developed at this time or in the near future. Avatar has identified and has sold or is in the process of selling various landholdings and other assets it believes do not represent significant long-term opportunities for Avatar. Avatar is actively pursuing other long-term investment and business opportunities. Future opportunities may be in those real estate businesses in which Avatar is presently engaged – such as active adult and primary residential community development – or may extend to other real estate activities or unrelated businesses.

Real Estate, Economic, and Other Conditions Generally

The real estate industry is highly cyclical and is affected by changes in national, global and local economic conditions and events, such as employment levels, availability of financing, interest rates, consumer confidence and the demand for housing and other types of construction. Real estate developers are subject to various risks, many of which are outside the control of the developer, including real estate market conditions (both where its communities and homebuilding operations are located and in areas where its potential customers reside), and changing demographic conditions, adverse weather conditions and natural disasters, such as hurricanes, tornadoes, wildfires, delays in construction schedules, cost overruns, changes in government regulations or requirements, increases in real estate taxes and other local government fees, and availability and cost of land, materials and labor. The occurrence of any of the foregoing could have a material adverse effect on Avatar's financial condition.

Interest Rates; Mortgage Financing

Certain purchasers of Avatar's homes finance their purchases through third-party lenders providing mortgage financing or, to some extent, rely upon investment income. In general, housing demand is dependent on home equity, consumer savings and third-party financing and could be adversely affected by increases in interest rates, decreases in investment income, unavailability of mortgage financing, increasing housing costs and unemployment levels. The amount or value of discretionary income and savings, including retirement assets, available to home purchasers can be affected by a decline in the capital markets. If mortgage interest rates increase or the capital markets decline or undergo a major correction, the ability of prospective buyers to finance home purchases may be adversely affected, which may have an adverse effect on Avatar's financial condition.

Geographic Concentration

Avatar's development activities are primarily focused on locations in Florida and therefore depend to a significant degree on the levels of immigration to Florida from outside the United States and in-migration to Florida from within the United States in addition to other local market conditions. Avatar's geographic concentration and limited number of projects may create increased vulnerability to regional economic downturns or other adverse project-specific matters. A decline in the economy in Florida could have an adverse effect on Avatar's financial condition.

Development of Communities

Avatar's communities will be developed over time. Therefore, the medium- and long-term future of Avatar will be dependent on its ability to develop and market future communities successfully. Committing the financial and managerial resources to develop a community involves significant risks. Before a community generates any revenues, material expenditures are required, among other things, to obtain development approvals to construct project infrastructure, recreation centers, model homes and sales facilities and, where opportunities are suitable and appropriate, to acquire land. It generally takes several years for a community development to achieve cumulative positive cash flow. No assurance can be given that Avatar will successfully develop and market communities in the future. Avatar's inability to develop and market its communities successfully and to generate positive cash flows from such operations in a timely manner would have an adverse effect on its ability to service its debt and to meet its working-capital requirements.

Access to Financing

Avatar's business is capital intensive and requires expenditures for land and infrastructure development, housing construction and working capital. Accordingly, Avatar anticipates incurring indebtedness to fund its real estate development activities. As of December 31, 2001, total consolidated indebtedness was $109,031 (including $107,731 outstanding principal of the 7% Convertible Subordinated Notes, reduced to $103,064 principal as of February 28, 2002). There can be no assurance that the amounts available from internally generated funds, cash on hand and the sale of non-strategic assets will be sufficient to fund the anticipated operations. Avatar may be required to seek additional capital in the form of equity or debt financing from a variety of potential sources, including additional bank financing and sales of debt or equity securities. No assurance can be given that such financing will be available or, if available, will be on favorable terms. If Avatar is not successful in obtaining sufficient capital to fund the implementation of its business strategy and other expenditures, development projects may be delayed or abandoned. Any such delay or abandonment could result in a reduction in sales and would adversely affect future results of operations.

Joint-Venture and Partnership Risks

In connection with its business strategy, Avatar may seek joint-venture or partnership arrangements with entities whose complementary resources or other business strengths will contribute to Avatar's competitive position. A joint-venture or other partnership may involve special risks associated with the possibility that a partner or partnership (i) at any time may have economic or business interests or goals that are inconsistent with those of Avatar, (ii) may take actions contrary to Avatar's instructions or requests or contrary to Avatar's policies or objectives with respect to its real estate investments or (iii) could experience financial difficulties. Actions by a partner may have the result of subjecting property owned by the joint venture or partnerships to liabilities in excess of those contemplated by the terms of the joint-venture or partnership agreement or have other adverse consequences. As a participant in certain joint ventures or partnerships, Avatar may be jointly and severally liable for the debts and liabilities of a joint venture or partnership. No assurance can be given that any joint-venture or partnership arrangements entered into will achieve the results anticipated or otherwise prove successful.

Period-to-Period Fluctuations

Avatar's real estate projects are long-term in nature. Sales activity at newly planned active adult and other community and real estate developments varies from period to period, and the ultimate success of any community cannot be determined from results in any particular period or periods. A community may generate significantly higher sales levels at inception (whether because of local pent-up demand or other reasons) than it does during later periods over the life of the community. Revenues and earnings will also be affected by period-to-period fluctuations in the mix of product, subdivisions and home closings among Avatar's communities and conventional homebuilding operations. Thus, the timing and amount of revenues arising from capital expenditures are subject to considerable uncertainty. The inability to manage effectively its cash flows from operations would have an adverse effect on Avatar's ability to service its debt and to meet its working capital requirements.

Competition

Avatar's homebuilding, planned community development and other real estate operations are subject to substantial existing and potential competition (including increased competition from a number of national homebuilders that are entering or expanding their presence in planned community development). Some current and potential competitors have longer operating histories and greater financial, sales, marketing, technical and other competitive resources than Avatar. Existing and future competition may have an adverse effect on Avatar's financial condition.

Governmental Regulation and Environmental Considerations

Avatar's business is subject to extensive federal, state and local regulatory requirements, the broad discretion that governmental agencies have in administering those requirements and "no growth" or "slow growth" policies, all of which can prevent, delay, make uneconomic or significantly increase the costs of its developments. Various governmental approvals and permits are required throughout the development process (to the extent they have not already been obtained), and no assurance can be given as to the receipt (or timing of receipt) of these approvals or permits. The incurrence of substantial compliance costs and the imposition of delays and other regulatory burdens could have a material adverse effect on Avatar's operations.

Furthermore, various federal, state and local laws subject property owners or operators to liability for the costs of removal or remediation of certain hazardous substances released on a property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the release of the hazardous substances. The presence of such hazardous substances at one or more properties, and the requirement to remove or remediate such substances, may result in significant cost.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Avatar is subject to market risk associated with changes in interest rates. Certain purchasers of Avatar's homes finance their purchases through third-party lenders providing mortgage financing or, to some extent, rely upon investment income. In general, housing demand is dependent on home equity, consumer savings and third-party financing and could be adversely affected by increases in interest rates, unavailability of mortgage financing, increasing housing costs, and unemployment levels. The amount or value of discretionary income and savings, including retirement assets, available to home purchasers can be affected by a decline in the capital markets. Fluctuations in interest rates could adversely affect Avatar's real estate results of operations and liquidity because of the negative impact on the housing industry and Avatar's investment portfolio. Other factors could negatively impact Avatar's investment portfolio, including a decline in capital markets or unfavorable operating results of an entity included in Avatar's investment portfolio. See Notes I and S (debt payout and fair values) to the Consolidated Financial Statements included elsewhere herein. (See Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussion of risks.)

	Year ended December 31				
Dollars in thousands (except per share data)	*2001*	*2000*	*1999*	*1998*	*1997*
Statement of Income Data					
Revenues	$162,961	$164,199	$190,690	$113,482	$ 96,016
Income (loss) from continuing operations after income taxes before discontinued operations and extraordinary items	$ 3,010	$ 9,314	$ (1,030)	$ (17,720)	$ (31,299)
Discontinued operations:					
Income from discontinued operations less income tax expense of $659 for 1999 and $0 for 1998 and 1997	–	–	634	3,643	4,310
Gain on sale of discontinued operations, less income tax expense of $13,309 for 1999	–	–	89,879	–	–
Estimated loss on disposal, less income tax benefit of $817 for 1999 and $0 for 1998	–	–	(1,333)*	(6,400)*	–
Extraordinary item:					
Loss on early extinguishment of debt, less income tax expense of $0	–	–	–	(2,308)	–
Net income (loss)	$ 3,010	$ 9,314	$ 88,150	$ (22,785)	$ (26,989)
Basic and Diluted Per-Share Data					
Income (loss) from continuing operations after income tax before discontinued operations and extraordinary items	$ 0.36	$ 1.11	$ (0.11)	$ (1.93)	$ (3.43)
Discontinued operations:					
Income from discontinued operations	–	–	0.07	0.40	0.47
Gain on sale of discontinued operations	–	–	9.83	–	–
Estimated loss on disposal	–	–	(0.15)	(0.70)	–
Extraordinary item:					
Loss on early extinguishment of debt	–	–	–	(0.25)	–
Net income (loss)	$ 0.36	$ 1.11	$ 9.64	$ (2.48)	$ (2.96)

Balance Sheet Data

	December 31				
	2001	*2000*	*1999*	*1998*	*1997*
Total assets	$370,800	$369,192	$391,135	$472,991	$439,368
Notes, mortgage notes and other debt	$109,031	$114,860	$119,468	$157,553	$107,235
Stockholders' equity	$211,078	$202,987	$193,577	$112,257	$135,042

*Relates to an estimated loss on the disposal of the timeshare (vacation ownership) business. See Note U to the Consolidated Financial Statements included elsewhere herein.

The Common Stock of Avatar Holdings Inc. is traded through The Nasdaq Stock Market under the symbol AVTR. There were 6,568 record holders of Common Stock at February 28, 2002.

High and low quotations, as reported, for the last two years were:

	Quotations			
	2001		*2000*	
Quarter Ended	*High*	*Low*	*High*	*Low*
March 31	24.750	19.875	22.500	15.688
June 30	28.950	21.500	23.000	17.625
September 30	26.510	21.250	23.188	18.625
December 31	25.950	22.000	22.813	18.875

Avatar has not declared any cash dividends on Common Stock since its issuance and has no present intention to pay cash dividends.

SHARES LISTED
The Nasdaq Stock Market
Symbol "AVTR"

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
www.melloninvestor.com

AUDITORS
Ernst & Young LLP, Miami, FL

COUNSEL
Weil, Gotshal & Manges, LLP, New York, NY

2002 ANNUAL MEETING OF STOCKHOLDERS
10 a.m., May 30, 2002
Hyatt Regency Coral Gables
50 Alhambra Plaza, Coral Gables, FL 33134

STOCKHOLDER INFORMATION CONTACT:
A copy of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to:

Juanita I. Kerrigan
Vice President and Secretary
Avatar Holdings Inc.
201 Alhambra Circle, Coral Gables, FL 33134
(305) 442-7000, Ext. 2194

LEON LEVY[1]
Chairman of the Board, Avatar Holdings Inc., Coral Gables, FL; General Partner, Odyssey Partners, L.P., New York, NY

GERALD D. KELFER[1]
Vice Chairman of the Board, President, Chief Executive Officer, and Chairman of the Executive Committee, Avatar Holdings Inc., Coral Gables, FL

MILTON H. DRESNER[2 4]
Founding Partner, The Highland Companies, Southfield, MI

MARTIN MEYERSON[3 4]
Chairman, University of Pennsylvania Foundation and President Emeritus, University of Pennsylvania, Philadelphia, PA

ELIZABETH B. MOYNIHAN[3]
Independent Director, Oppenheimer Funds, Inc.; Author and lecturer on architectural history; various management positions with political and philanthropic organizations; Washington, DC

KENNETH T. ROSEN[2 3 4]
Professor of Business Administration and Chairman, Fisher Center for Real Estate and Urban Economics, University of California at Berkeley; Chief Executive Officer, Lend Lease Rosen Real Estate Securities, Berkeley, CA

FRED STANTON SMITH[1 2]
Vice Chairman of the Board, The Keyes Company, Miami, FL

WILLIAM G. SPEARS[4]
Principal, W.G. Spears, Grisanti & Brown LLC, New York, NY

BETH A. STEWART[2]
Chief Executive Officer and Co-Chairman, Storetrax.com; President, Stewart Real Estate Capital, L.L.C.; Adjunct Professor, Columbia University Graduate School of Business; Bernardsville, NJ

1 Members of Executive Committee

2 Members of Audit Committee

3 Members of Nominating Committee

4 Member of Compensation Committee

Executive Officers

LEON LEVY
Chairman of the Board

GERALD D. KELFER
Vice Chairman of the Board, President, Chief Executive Officer and Chairman of the Executive Committee

CHARLES L. MCNAIRY
Executive Vice President, Treasurer and Chief Financial Officer

DENNIS J. GETMAN
Executive Vice President and General Counsel

JUANITA I. KERRIGAN
Vice President and Secretary

JONATHAN FELS
President
Avatar Properties Inc.

MICHAEL F. LEVY
Executive Vice President and Chief Operating Officer
Avatar Properties Inc.

Design: BarrettLaidlawGervais, Miami, FL

AVATAR
HOLDINGS INC.

201 Alhambra Circle
Coral Gables, Florida 33134
(305) 442-7000
www.avatarholdings.com

